Exhibit 99.1

Commission File Number 001-31914

CHINA LIFE INSURANCE COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability) (the “Company”)

Announcement on the Resolutions of the Fourth Meeting of the Fifth Session of the Board of Directors of China Life Insurance Company Limited

The fourth meeting (the “Meeting”) of the fifth session of the Board of Directors (the “Board”) of the Company was held on December 22, 2015 at the Conference Room located at A18 of China Life Plaza. The directors were notified of the Meeting by way of a written notice dated December 7, 2015. Out of the Company’s twelve directors, nine directors attended the Meeting in person, including Yang Mingsheng, chairman and executive director of the Company, Lin Dairen, Xu Hengping and Xu Haifeng, executive directors of the Company; Miao Jianmin and Zhang Xiangxian, non-executive directors of the Company; and Anthony Francis Neoh, Chang Tso Tung, Stephen and Robinson Drake Pike, independent directors of the Company. Wang Sidong and Liu Jiade, non-executive directors of the Company, and Huang Yiping, independent director of the Company were on leave for business and authorized in writing, respectively, Miao Jianmin, Zhang Xiangxian and Anthony Francis Neoh to act on their behalf and cast the votes for them. Supervisors and members of the management of the Company also attended the Meeting as non-voting delegates. The time, venue of the Meeting and the manner in which the Meeting was convened are in accordance with the Company Law of the People’s Republic of China and the provisions under relevant laws, administrative regulations, departmental rules, Articles of Association and Rules of Procedures for the Board of Directors of the Company.

The Meeting was presided over by Chairman Mr. Yang Mingsheng. The directors who attended the Meeting unanimously passed the following resolutions after sufficient review and discussion:

1.	Passed the Proposal on Nominating the Candidates for the Directors and Supervisors of COFCO Futures Co., Ltd.

Voting result: 12 for, 0 against, with no abstention

2.	Passed the Proposal on the Amendments to Rules of Procedures for the Board of Directors of the Company

The Board agreed to submit the draft Amendments to Rules of Procedures for the Board of Directors to the Shareholders’ Meeting of the Company for approval. Please refer to the Annex as attached hereto for the details of the draft Amendments to Rules of Procedures for the Board of Directors of the Company.

Voting result: 12 for, 0 against, with no abstention

Commission File Number 001-31914

3.	Passed the Proposal on the Amendments to Rules of Procedures for Risk Management Committee of the Board of Directors of the Company

Voting result: 12 for, 0 against, with no abstention

4.	Passed the Proposal on the Administration Guidelines for Investment Entrusted by the Company to China Life Asset Management Company (Year 2016)

Voting result: 12 for, 0 against, with no abstention

5.	Passed the Proposal on the Administration Guidelines for Investment Entrusted by the Company to China Life Franklin Asset Management Company Limited (Year 2016)

Voting result: 12 for, 0 against, with no abstention

6.	Passed the Proposal on the Administration Guidelines for Investment Entrusted by the Company to China Life Investment Holding Company Limited (Year 2016)

Voting result: 12 for, 0 against, with no abstention

7.	Passed the Proposal on the Amendments to the Accounting System of the Company

Voting result: 12 for, 0 against, with no abstention

8.	Passed the Proposal on the Amendments to the Administration Measures for the Approval Authorization of the Fixed Assets of the Company

Voting result: 12 for, 0 against, with no abstention

9.	Passed the Proposal on the Authorization for Market-oriented Entrusted Investment for RMB Assets of the Company

Voting result: 12 for, 0 against, with no abstention

10.	Passed the Proposal on the Authorization for Investment in Equity Investment Funds (Year 2016) of the Company

Voting result: 12 for, 0 against, with no abstention

11.	Passed the Proposal on the Authorization for Non-Significant Equity Investment (Year 2016) of the Company

Voting result: 12 for, 0 against, with no abstention

12.	Passed the Proposal on the Authorization for Investment in Insurance Asset Management Products (Year 2016) of the Company

Voting result: 12 for, 0 against, with no abstention

13.	Passed the Proposal on the Authorization for Investment in Financial Products (including Trust Plans) (Year 2016) of the Company

Voting result: 12 for, 0 against, with no abstention

Commission File Number 001-31914

14.	Passed the Proposal on Authorization for Investment in Non-self-use Real Properties (Year 2016) of the Company

Voting result: 12 for, 0 against, with no abstention

15.	Passed the Proposal on the China Life Xin Feng New Endowment Insurance (Type A)

Voting result: 12 for, 0 against, with no abstention

16.	Passed the Proposal on the China Life Xin Feng Annuity Insurance

Voting result: 12 for, 0 against, with no abstention

17.	Passed the Proposal on the Signing of the Asset Management Agreement between the Company and China Life Asset Management Company Limited

The currently effective Asset Management Agreement between the Company and China Life Asset Management Company (“AMC”) will expire on December 31, 2015. The Board agreed that the Company will enter into a new Asset Management Agreement with AMC with a term commencing from January 1, 2016 and ending on December 31, 2018.

This transaction constitutes a connected transaction under the listing rules of the Hong Kong Stock Exchange. Affiliated directors, including Mr. Yang Mingsheng, Mr. Lin Dairen, Mr. Xu Haifeng, Mr. Miao Jianmin, Mr. Zhang Xiangxian, Mr. Wang Sidong and Mr. Liu Jiade, abstained from voting on this proposal. The independent directors gave their independent opinions and agreed on the proposal.

Voting result: 5 for, 0 against, with no abstention

18.	Passed the Proposal on the Connected Transaction Framework Agreement with China Life Wealth Management Company Limited

Affiliated directors, including Mr. Yang Mingsheng, Mr. Lin Dairen, Mr. Xu Haifeng, Mr. Miao Jianmin, Mr. Zhang Xiangxian, Mr. Wang Sidong and Mr. Liu Jiade, abstained from voting on this proposal. The independent directors gave their independent opinions and agreed on the proposal. Please refer to a separate announcement filed on the same date of this announcement for the details of this transaction.

Voting result: 5 for, 0 against, with no abstention

19.	Passed the Proposal on the Signing of the Asset Management Agreement between China Life Insurance (Group) Company and China Life Asset Management Company Limited

Affiliated directors, including Mr. Yang Mingsheng, Mr. Miao Jianmin, Mr. Zhang Xiangxian, Mr. Wang Sidong and Mr. Liu Jiade, abstained from voting on this proposal. The independent directors gave their independent opinions and agreed on the proposal. Please refer to a separate announcement filed on the same date of this announcement for the details of this transaction.

Voting result: 7 for, 0 against, with no abstention

Commission File Number 001-31914

20.	Passed the Proposal on the New Version of Legal Representative Authorization Letter of the Company

Voting result: 12 for, 0 against, with no abstention

Board of Directors of China Life Insurance Company Limited

December 22, 2015

Commission File Number 001-31914

Annex

Proposed Amendments to Rules of Procedures for the Board of Directors

China Life Insurance Company Limited

1.	Original:

Article 5 (1)

4. Merger, division or liquidation of the Company and change of corporate form;

5. Amendment to the Company’s Articles of Association.

Reasons for Amendments: amend pursuant to Article 3.5 of the Risk Management Ability Evaluation Form – Strategic Risk of the Solvency II Two-Pillar Risk Management Requirements and Evaluation Supervision Rules

Amended as:

4. Merger, division or liquidation of the Company and change of corporate form;

5. Amendment to the Company’s Articles of Association;

6. Corporate development plan.

2.	Original:

Article 5 (2)

2. Company asset strategic allocation plan and risk management and internal control system

Reasons for Amendments: amend pursuant to Article 9 (1) and (4) of the Solvency II Two-Pillar Risk Management Requirements and Evaluation Supervision Rules

Amended as:

2. Company asset strategic allocation plan

3. Establish risk preference and tolerance standards, and establish and maintain effective risk management and internal control system

Commission File Number 001-31914

3.	Original:

Article 8

(3) Evaluate the internal control system of the Company on regular basis;

(4) Discuss the Company’s development opportunities and risks, analyze the changes of various objective factors that may affect the Company, identify the obstacles in the course of the Company’s development, analyze the Company’s development trend and propose improvement plans for the Company’s development strategy.

Reasons for Amendments: amend pursuant to Section C.2.1 and C.2.3 of the Corporate Governance Code, considering that relevant review matters of board of directors as to the risk management and internal control have been upgraded in the Annex 14 from a suggested practice to a mandatory provision in the Rules.

Amended as:

(3) Evaluate the risk management and internal control system of the Company and its affiliated companies at least once a year, and the review shall cover all major control matters, including financial control, operation control and compliance control;

(4) Discuss the Company’s development opportunities and risks, analyze the changes of various objective factors and major risks that may affect the Company, identify the obstacles in the course of the Company’s development and its risk response ability, analyze the Company’s development trend, propose improvement plans for the Company’s development strategy; discuss the management’s supervision work on risk and internal control system; and discuss the discovered major control mistake or weakness.

4.	Original:

Article 20 Directors may resign before the expiration of his term. Any resigning director shall submit a written resignation report to the board of directors and this resignation report shall describe and explain the matters that other directors and shareholders shall pay attention to. The board of directors will disclose relevant information within two days pursuant to applicable regulation rules of the jurisdictions where the Company is listed. Except for situations specified under Article 23 of these Rules, the resignation will be effective upon the receipt of the written report by the board of the directors.

Reasons for Amendments: adjust the numbering of referenced content accordingly.

Amended as:

Article 20 Directors may resign before the expiration of his term. Any resigning director shall submit a written resignation report to the board of directors and this resignation report shall describe and explain the matters that other directors and shareholders shall pay attention to. The board of directors will disclose relevant information within two days pursuant to applicable regulation rules of the jurisdictions where the Company is listed. Except for situations specified under Article 22 of this Rules, the resignation will be effective upon the receipt of the written report by the board of the directors.

Commission File Number 001-31914

5.	Original:

Article 22

If the number of the Company’s board of director members does not reach a required quorum due to the resignation of any director, such resigning director shall continue to perform his duties as a director pursuant to the laws, administrative regulations, departmental rules, the Company’s Articles of Association and these Rules before the new director takes office.

Under the above circumstance, the remaining directors shall convene an extraordinary Shareholders’ Meeting as early as possible pursuant to Article 24 of these Rules in order to elect a new director to fill the vacancy. Before the new director takes office, the powers of the resigning director, the remaining directors and the board of directors shall be reasonably restricted.

Reasons for Amendments: adjust the numbering of referenced content accordingly.

Amended as:

If the number of the Company’s board of director members does not reach a required quorum due to the resignation of any director, such resigning director shall continue to perform his duties as a director pursuant to the laws, administrative regulations, departmental rules, the Company’s Articles of Association and these Rules before the new director takes office.

Under the above circumstance, the remaining directors shall convene an extraordinary Shareholders’ Meeting as early as possible pursuant to Article 23 of these Rules in order to elect a new director to fill the vacancy. Before the new director takes office, the powers of the resigning director, the remaining directors and the board of directors shall be reasonably restricted.

6.	Original:

Article 40

The special committees of the board of directors shall be only composed of directors, with the majority of the nomination & compensation committee being independent directors, and the audit committee consisting of at least three members, all of which shall be independent directors (one of whom must have proper professional qualifications or accounting or financial management experiences). The members of the audit committee must meet the requirements of independence on directors under the US Securities Exchange Act of 1934.

Reasons for Amendments: amend pursuant to Article 14 of the Solvency II Two-Pillar Risk Management Requirements and Evaluation Supervision Rules.

Commission File Number 001-31914

Amended as:

The special committees of the board of directors shall be only composed of directors, with the majority of the nomination & compensation committee being independent directors, and the audit committee consisting of at least three members, all of which shall be independent directors (one of whom must have proper professional qualifications or accounting or financial management experiences). The members of the audit committee must meet the requirements of independence on directors under the US Securities Exchange Act of 1934. The chairman of the risk management committee shall be served by a director with risk management experiences.

7.	Original:

Article 42

(1) Assist the management in establishing and improving the internal control system, thus to ensure the Company’s internal control system meets the demands of business development.

Reasons for Amendments: amend pursuant to Section C.3.3(g) of Corporate Governance Code.

Amended as:

(1) Discuss with and assist the management in establishing and improving the risk management and internal control systems, thus to ensure the Company’s risk management and internal control systems meet the demands of business development.

8.	Original:

Article 42 (4)

Conduct regular performance evaluation on each business department;

Reasons for Amendments: amend pursuant to Article 9(2) of the Solvency II Two-Pillar Risk Management Requirements and Evaluation Supervision Rules.

Amended as:

Conduct regular performance evaluation on each business department; review the organizational structure of risk management.

Commission File Number 001-31914

9.	Original:

Article 42 (5)

Review evaluation report of business risks and internal control of the Company;

Reasons for Amendments: amend pursuant to Article 9(4) and (5) of the Solvency II Two-Pillar Risk Management Requirements and Evaluation Supervision Rules and Section C.3.3(h) of Corporate Governance Code.

Amended as:

Review evaluation report of risks and internal control of the Company, and (on its own initiative or upon delegation from the board of directors) conduct research on risk management, important investigation result of internal control matters and feedbacks from the management towards investigation results.

10.	Original:

Article 42 (7)

Coordinate and handle sudden major risk events or crisis;

Reasons for Amendments: amend pursuant to Article 21 of the Solvency II Two-Pillar Risk Management Requirements and Evaluation Supervision Rules.

Amended as:

Coordinate and handle sudden major risk events, crisis, or major disagreement on risk management.

11.	Original:

Article 58 (4)

Meetings concerning the following matters cannot be held in a way that voting can be conducted via electronic communications: profit distribution plan, remuneration scheme, significant investment and disposal of property, appointment and dismissal of management or other matters concerning the Company’s risk management.

Reasons for Amendments: suggest that meetings concerning the establishment or adjustment of the Company’s internal department cannot be held in a way that voting can be conducted via electronic communications.

Amended as:

Meetings concerning the following matters cannot be held in a way that voting can be conducted via electronic communications: profit distribution plan, remuneration scheme, significant investment and disposal of property, establishment or adjustment of the Company’s internal department, appointment and dismissal of management or other matters concerning the Company’s risk management.

Commission File Number 001-31914

12.	Original:

Article 82

(1) All proposals subject to voting and their related materials must be delivered to each director before extraordinary meetings by the way of in-person delivery, fax or express delivery.

Reasons for Amendments: considering the Company’s situation, add the methods of registered mail, email and APP notification.

Amended as:

(1) All proposals subject to voting and their related materials must be delivered to each director before extraordinary meetings by the way of in-person delivery, fax or express delivery, registered mail, email and APP notification.